Exhibit 3.2.2

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
BEHRINGER HARVARD REIT I, INC.

Section 2.02 of Article II of the Amended and Restated Bylaws of Behringer Harvard REIT I, Inc. is hereby amended and restated as follows:

Section 2.02  Annual Meeting.  An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on such day as the Board of Directors may determine. The purpose of each annual meeting of the stockholders shall be to elect directors of the Corporation and to transact such other business as may properly come before the meeting.

Effective as of February 19, 2009